DRAFT

Lauren A. Engel

Associate

+1.215.963.5503

lauren.engel@morganlewis.com

July [XX], 2021

FILED AS EDGAR CORRESPONDENCE

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. Marquigny:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 286, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 290, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Chiron Capital Allocation Fund and the Chiron SMid Opportunities Fund (each a “Fund” and together, the “Funds”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Chiron Investment Management, LLC (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. In the preamble to the Fund Fees and Expenses table, please include the required reference to the section heading and page number of where more information on fees can be found in the Funds’ SAI pursuant Item 3 of Form N-1A.

Response. All information regarding sales charge discounts required by Form N-1A is disclosed within the prospectus in the section “Sales Charges,” and thus, the preamble to the Fund Fees and Expenses table does not include a cross-reference to any section of the Statement of Additional Information (“SAI”).

2.	Comment. Under the Fund Fees and Expenses table, the footnote to the “Other Expenses” line item states that other expenses are based on estimated amounts for the current fiscal year. Per Item 3, Instruction 3(f)(iv) of Form N-1A, estimated expenses are only appropriate in the context of a “New Fund,” not a new share class. Please revise the table and footnote to reflect actual expenses. See also Item 3, Instruction 6 of Form N-1A.

Morgan, Lewis & Bockius llp 1701 Market Street Philadelphia, PA 19103-2921 United States	+1.215.963.5000 +1.215.963.5001

Rebecca Marquigny, Esq.

July [XX], 2021

Response. The Trust acknowledges the requirements of Form N-1A referenced in this Comment. However, the referenced disclosure relates to “Other Expenses” of the Subsidiary. The Subsidiary has not commenced operations yet and thus has not incurred any operating expenses. Because the Fund must aggregate the expenses of the Fund and the Subsidiary in the Fund’s “Other Expenses,” and the Fund is unable to include actual operating expenses of the Subsidiary, the Trust believes it is appropriate to disclose the Fund’s “Other Expenses” aggregated with the estimated “Other Expenses” of the Subsidiary. The Trust notes that the Staff did not disagree with this approach when the Trust filed post-effective amendment no. 256 to disclose the use of the Subsidiary, and the Trust further notes that the circumstances causing estimated “Other Expenses” to be used have not changed since the filing of post-effective amendment no. 256 (i.e., the Subsidiary has not commenced operations). Therefore, the Trust believes it continues to be appropriate to disclose the estimated “Other Expenses” of the Subsidiary and respectfully declines to make the requested change.

3.	Comment. For the Chiron SMid Opportunities Fund, in the footnote to the Fund Fees and Expenses table on the “Less Fee Reductions and/or Expense Reimbursements” line item, please clarify what the added language regarding “class-specific expenses” is in reference to.

Response. The reference in the footnote to “class-specific expenses” is intended to disclose that the class-specific expenses applicable to the Class A Shares and Class C Shares (i.e., Rule 12b-1 fees) are excluded from the contractual reduction of fees and reimbursement of expenses and thus are born by the Fund.

4.	Comment. In the “How to Choose a Share Class” section, consider disclosing whether the Class I Shares prospectus is available upon request, and if so, how investors may obtain it.

Response. Before publicly offering Class A Shares and Class C Shares, all of the Funds’ share classes will be combined into one prospectus in a 497 filing, including Class I Shares. Therefore, the Trust respectfully declines to make the requested change because requested language will not be necessary in the prospectus provided to shareholders.

5.	Comment. In the “How to Choose a Share Class” section, the Class I - Investment Minimum Column states that the Funds can waive investment minimums for “investors who purchase shares through fee-based advisory platforms whose sponsoring financial institutions have entered into an agreement with the Fund’s distributor.” We note that the category of “investors” is not clearly defined. Please confirm supplementally that the related Appendix A covers all financial intermediaries that offer sales charge variations other than those described in the prospectus and fully describe the details of such arrangement. See IM Guidance Update No. 2016-06 page 2.

Response. Appendix A of the Prospectus included in the post-effective amendment filed pursuant to Rule 485(b) under the 1933 Act filed concurrently with this letter (the “485(b) Amendment”) covers all financial intermediaries that offer sales charge variations other than those described in the prospectus. The Trust believes the disclosure in Appendix A describes with sufficient specificity the sales load variations that would apply to each type of investor investing through a particular financial intermediary and is substantially similar to the disclosure other mutual funds use in their appendices for the same intermediaries. Accordingly, the Trust respectfully declines to further define investors.

Rebecca Marquigny, Esq.

July [XX], 2021

6.	Comment. In the “How to Purchase Fund Shares” section, the Class A and Class C prospectus does not state that “[s]hares can be purchased directly from the Funds or through financial intermediaries.” However, Appendix A suggests that Class A and Class C Shares may be purchased through financial intermediaries. If accurate, please state that these Shares can be purchased directly through the funds or through financial intermediaries.

Response. The requested change has been made.

7.	Comment. In the “How to Sell Your Fund Shares” section, please disclose the categories of “[c]ertain redemption requests” where a signature guarantee would be required.

Response. The Trust respectfully declines to make the requested change. The two paragraphs relating to the referenced disclosure provide examples of when a signature guarantee may be required and directs shareholders to call the Funds for additional information if needed. The Trust does not believe that Item 11(c) of Form N-1A requires the Prospectus to include an exhaustive list of circumstances under which a signature guarantee may be required. Rather, the Trust believes that notifying shareholders of the fact that signature guarantees may be required, describing common examples of when such requirement may be triggered and providing shareholders with a means to determine whether a signature guarantee is required under their specific redemption circumstances satisfies the disclosure requirements of Item 11(c).

8.	Comment. The “How to Exchange Fund Shares” section and the “Automatic Conversion of Class C Shares to Class A Shares” section, does not clearly distinguish between the shareholders that receive automatic class conversions from Class C Shares to Class A Shares versus those that have requested conversion. (a) Please revise the disclosure so investors can determine whether their Shares will convert automatically or whether they have to affirmatively request conversion. (b) Please clarify how an investor can determine whether the financial intermediary through which he/she/they purchased the Shares “has records verifying that the Class C Shares have been held for at least 8 years.” (c) In the final sentence of the “Automatic Conversion of Class C Shares to Class A Shares” section, please delete the word “generally” and describe the exceptions or provide a cross reference to the disclosure that does so.

Response. (a) The Trust believes the disclosure clearly states when shares will convert automatically. In this regard, the disclosure provides that Class C Shares will convert to Class A Shares automatically after 8 years if the investor’s intermediary has the necessary records. The investor does not have to call in order to trigger the conversion of Class C Shares to Class A Shares. Rather, the disclosure provides that the investor may call the applicable intermediary to determine whether the intermediary has the necessary records to support the automatic conversion. Therefore, the Trust respectfully declines to add additional disclosure. (b) The disclosure currently states that investors may call their financial intermediaries to determine whether such intermediaries have the applicable records. Accordingly, the Trust respectfully declines to include additional disclosure. (c) The term “generally” has been deleted in response to this Comment.

Rebecca Marquigny, Esq.

July [XX], 2021

9.	Comment. In the “Sales Charge” section, in order to vary a sales load from the amount disclosed in the Fund Fees and Expenses table, Item 12(a)(2) of Form N-1A requires that each variation apply uniformly to a particular category of investors or transactions. However, the disclosure identifying these particular categories should be stated with sufficient specificity that individual investors can determine whether the fee variations apply to them and appropriate notice should be provided with the purchase order. Certain language in this section does not appear consistent with that standard. Please review this section in its entirety and make appropriate revisions where necessary.

Response. The Trust acknowledges the requirements in Item 12(a)(2) of Form N-1A. In response to this Comment, the Trust has reviewed the categories of shareholders that qualify for a waiver of sales loads and has deleted the last bullet point. However the Trust believes that the disclosure in the second bullet point and third-to-last bullet point specifies the “class[es] of individuals or transactions” that qualify for a waiver as required by Item 12(a)(2) and respectfully declines to make changes to the disclosure.

10.	Comment. In the “Contingent Deferred Sales Charges” sub-section, please revise the last bullet point so an investor can determine whether the stated criteria applies to him/her/them. The revised disclosure should indicate how an investor can determine whether the Funds’ distributor did or did not pay a sales commission on the relevant shares at the time they were purchased.

Response. The requested change has been made.

11.	Comment. In the “General Information about Sales Charges” sub-section, please revise or supplement (a) the last two sentences of the first paragraph to explain why the underwriter characterization of the firm receiving the reallowance matters and what its relevance is to an investor; and (b) the last sentence of the section to clarify the intent of the statement.

Response. The phrase “,which would subject such firms to the prospectus delivery requirements and liability provisions of the Securities Act of 1933, as amended” has been added to the end of the last sentence of the referenced paragraph, which the Trust believes is responsive to this Comment.

Rebecca Marquigny, Esq.

July [XX], 2021

12.	Comment. In the “Customer Identification and Verification,” section, please consider cross-referencing the disclosure sections that address the Funds’ right to reject purchases.

Response. The requested change has been made.

13.	Comment. A new share class in a standalone prospectus must include the financial highlights of at least one existing class. Accordingly, please provide the Class I Shares financial highlights, or, alternatively, state that this information is incorporated by reference. Additionally, confirm supplementally that the annual report is delivered with the prospectus or that it is posted on the website consistent with the hyperlinking and taxonomy requirements.

Response. As discussed in response to Comment 4, all of the Funds’ share classes will be combined into one prospectus in a 497 filing before the Funds publicly offer Class A Shares and Class C Shares. Therefore, the prospectus that will be distributed to investors will include the Class I Shares’ financial highlights. Additionally, the Funds’ annual report is not delivered with the Funds’ prospectus. The Funds’ annual report is made available on the Funds’ website and delivered upon request in accordance with Rule 498.

14.	Comment. In Appendix A, consistent with the Staff guidance provided in IM Guidance Update No. 2016-06, sales load variation disclosure within the Appendix must provide all the information investors need to ascertain their eligibility for the variation described. Further, disclosure that suggests that the availability of waivers and discounts is dependent upon the policies, procedures and trading platforms of an intermediary is not permitted. The disclosure also cannot disclaim responsibility for the accuracy of the disclosure or the adequacy of the distributor’s interpretation of it. Please revise the first two paragraphs of Appendix A so the introductory information is consistent with these principles.

Response. The Trust respectfully declines to make the requested changes because it believes that the current disclosure is permitted by General Instruction C.3(b) to Form N-1A, as it is not incomplete, inaccurate, or misleading and does not impede or obscure the understanding of the information that is required to be included in the prospectus.

15.	Comment. In Appendix A, the Staff notes that there are several sections for particular intermediaries that describe investor eligibility but reference eligibility criteria that is not stated within the disclosure, such as in the first paragraph of Raymond James’ disclosure and the last bullet point in the first set of bullets in Raymond James’ disclosure. Please revise the disclosure to identify the eligibility criteria without referencing information outside of the disclosure itself.

Response. The Trust respectfully declines to make the requested change because it believes that the current disclosure appropriately identifies the “class of individuals or transactions” to which the front-end sales charge waivers and discounts apply, in accordance with Item 12(a)(2) of Form N-1A. Furthermore, the Trust believes that listing the introducing broker-dealers or independent registered investment advisers identified in the referenced paragraph and the policies and procedures identified in the bullet point is impractical because such list and policies and procedures are subject to frequent changes, certain of which, with respect to the referenced paragraph, may result from actions taken by financial intermediaries without the Trust’s knowledge. In response to this comment, however, a sentence informing investors that they should inquire with their financial intermediaries regarding whether a front-end sales charge waiver or discount applies to them has been added to the section.

Rebecca Marquigny, Esq.

July [XX], 2021

Comment on the SAI

16.	Comment. In the “Payments to Financial Intermediaries” section, the disclosure related to the Funds’ new Rule 12b-1 Plan and the “Other Payments by the Funds” sub-section, both describe compensation for a variety of shareholder services. The description of “Other Payments by the Funds” states that: “[a]ny payments made pursuant to such agreements may be in addition to, rather than in lieu of, distribution fees the Funds may pay to financial intermediaries pursuant to the Funds’ distribution plan.” However, the difference between distribution-related and non-distribution-related shareholder services is not clear. Please address whether there are circumstances in which the same services subject the Funds to charges under both the Rule 12b-1 plan and a service agreement that fall under the “Other Payments by the Funds” category. If so, clearly identify the shareholder services that may be covered under both provisions and explain how the charges for such services are assessed in these situations

Response. The SAI, under the “Distribution Plan” section, currently provides examples of distribution-related services for which payments under the Rule 12b-1 Plan may be made (i.e., “preparation, printing, mailing or otherwise disseminating sales literature, advertising, and prospectuses (other than those furnished to current shareholders of a Fund), promotional and incentive programs….”). In response to this Comment, examples of non-distribution-related services for which payments under the Rule 12b-1 Plan may be made have been added under the “Distribution Section” as well. Further, disclosure has been added under the “Other Payments by the Funds” section that payments may be made for the non-distribution services described under the “Distribution Plan” section. When read in conjunction with the statement referenced in this Comment (i.e., that “[a]ny payments made pursuant to such agreements may be in addition to, rather than in lieu of, distribution fees the Funds may pay to financial intermediaries pursuant to the Funds’ distribution plan”), the Trust believes that the revised disclosure is responsive to this Comment and is in conformance with the disclosure requirements of Form N-1A.

Comment on the Part C

17.	Comment. The Staff notes that a number of amended and restated distribution and service plans are listed as “to be filed by amendment.” Please confirm that the appropriate amendments will be filed as an exhibit to the next amendment.

Response. The Trust confirms that all exhibits related to the Chiron Funds have been filed with the 485(b) Amendment. Other exhibits listed as “to be filed by amendment” generally relate to funds that do not have effective registration statements or have not launched yet, and such exhibits will be filed in subsequent post-effective amendments in connection with the effectiveness of such registration statements or launches.

Rebecca Marquigny, Esq.

July [XX], 2021

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5503.

Very truly yours,

/s/ Lauren A. Engel

Lauren A. Engel